UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 24, 2014

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	**0-16633**	**43-1450818**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12555 Manchester Road, Des Peres, Missouri	**63131**
(Address of Principal Executive Offices)	(Zip Code)

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 24, 2014, and November 19, 2014, The Jones Financial Companies, L.L.L.P. (the "Partnership"), filed amendments to its Nineteenth Restated Certificate of Limited Partnership (the "Amendments") with the Missouri Secretary of State to reflect the withdrawals and admissions of certain general partners. Specifically, the Amendments reflect the admission of a new general partner of the Partnership, effective October 1, 2014; and, the contribution of five current general partners' interests to revocable living trusts, effective on October 1, 2014, October 2, 2014, October 21, 2014, November 3, 2014, and November 14, 2014, respectively.

The foregoing description of the Amendments is qualified in its entirety by reference to the complete text of the Amendments, copies of which are filed as Exhibits 3.1 and 3.2, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Item 8.01 Other Events.

In the Matter of Edward D. Jones & Co., L.P. Municipal Bond Pricing. As previously disclosed, on April 27, 2012, the Securities and Exchange Commission's ("SEC") Division of Enforcement informed Edward D. Jones & Co., L.P. ("Edward Jones"), the Partnership's principal operating subsidiary, that it had commenced an investigation into Nebraska Public Power District's ("NPPD") Taxable Build America Bonds ("BAB"), which formed part of NPPD's 2009 General Revenue Bonds offering. Edward Jones was a co-manager of that offering. The SEC's investigation inquired into whether Edward Jones and others may have engaged in possible violations of the Securities Act of 1933, the Securities Exchange Act of 1934, and Municipal Securities Rulemaking Board Rules. In January 2013, the SEC commenced an investigation that subsumed the one just described, relating more generally to municipal bond pricing at issuance and inquiring into the same types of possible violations. In August 2013, the SEC's Division of Enforcement informed Edward Jones that it was requesting certain additional information growing out of a 2010 examination conducted by the SEC's Office of Compliance Inspections and Examinations relating to the firm's secondary trading of municipal bonds. On October 30, 2013, the Special Inspector General for the Troubled Asset Relief Program issued a subpoena to Edward Jones requesting documents relating to certain BAB transactions and informed Edward Jones that it is in the process of reviewing these issues. Consistent with its practice, Edward Jones is cooperating fully with the SEC in an effort to resolve the matter and with the Special Inspector General with respect to its investigation. No assurance can be given as to how or when these matters will be resolved and/or concluded.

Item 9.01 Financial Statements and Exhibits.

    (d) Exhibits.

Exhibit Number	Description
3.1	Third Amendment of Nineteenth Restated Certificate of Limited Partnership of The Jones Financial Companies, L.L.L.P., dated October 22, 2014.
3.2	Fourth Amendment of Nineteenth Restated Certificate of Limited Partnership of The Jones Financial Companies, L.L.L.P., dated November 18, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

Date: December 16, 2014

By: /s/ Kevin D. Bastien

Name: Kevin D. Bastien
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
3.1	Third Amendment of Nineteenth Restated Certificate of Limited Partnership of The Jones Financial Companies, L.L.L.P., dated October 22, 2014.
3.2	Fourth Amendment of Nineteenth Restated Certificate of Limited Partnership of The Jones Financial Companies, L.L.L.P., dated November 18, 2014.

Exhibit 3.1


THIRD AMENDMENT OF NINETEENTH RESTATED
CERTIFICATE OF LIMITED PARTNERSHIP
OF
THE JONES FINANCIAL COMPANIES, L.L.L.P.


The undersigned, for the purpose of amending the Nineteenth Restated Certificate of Limited Partnership under the Missouri Revised Uniform Limited Partnership Act, states the following:

(1)   The name of the limited partnership is The Jones Financial Companies, L.L.L.P., and the limited partnership's charter number is LP0000443.

(2)   The partnership filed the Nineteenth Restated Certificate of Limited Partnership with the Missouri Secretary of State on July 21, 2014.

(3)   The Nineteenth Restated Certificate of Limited Partnership is hereby amended to reflect the general partner withdrawals and admissions attached hereto on Exhibit A effective as of the dates listed on Exhibit A.

Upon the admissions and withdrawals of said partners, the number of general partners is 373.

In affirmation thereof, the facts stated above are true.

Dated: October 22, 2014

General Partner:

By /s/ James D. Weddle
    James D. Weddle
    Managing Partner/Authorized Person/Attorney-in-Fact

Withdrawn General Partners:

Partner Name	Date Withdrawn as General Partner	Address 1 & 2	City, State & Zip
Charles Shannon Isaacson	10/01/2014	29061 St Highway Uu	Callao, MO 63534
Thomas Walter Sahlstrom	10/02/2014	N5295 North Innsbruck Road	West Salem, WI 54669

Admitted General Partners:

Partner Name	Date Admitted as General Partner	Address 1 & 2	City, State & Zip
Charles Shannon Isaacson and Sommer L. Isaacson Joint Revocable Trust	10/01/2014	29061 St Highway Uu	Callao, MO 63534
Jamie Burgener Ohl	10/01/2014	17800 Greyabbey Ct.	Chesterfield, MO 63005
Thomas W. and Cindy J. Sahlstrom Revocable Trust	10/02/2014	N5295 North Innsbruck Road	West Salem, WI 54669

Exhibit A to Third Amendment of Nineteenth Restated
Certificate of Limited Partnership of The Jones Financial Companies, L.L.L.P.
Page 1 of 1

Exhibit 3.2

FOURTH AMENDMENT OF NINETEENTH RESTATED
CERTIFICATE OF LIMITED PARTNERSHIP
OF
THE JONES FINANCIAL COMPANIES, L.L.L.P.

The undersigned, for the purpose of amending the Nineteenth Restated Certificate of Limited Partnership under the Missouri Revised Uniform Limited Partnership Act, states the following:

(1)   The name of the limited partnership is The Jones Financial Companies, L.L.L.P., and the limited partnership's charter number is LP0000443.

(2)   The partnership filed the Nineteenth Restated Certificate of Limited Partnership with the Missouri Secretary of State on July 21, 2014.

(3)   The Nineteenth Restated Certificate of Limited Partnership is hereby amended to reflect the general partner withdrawals and admissions attached hereto on Exhibit A effective as of the dates listed on Exhibit A.

Upon the admissions and withdrawals of said partners, the number of general partners is 373.

In affirmation thereof, the facts stated above are true.

Dated: November 18, 2014

General Partner:

By /s/ James D.Weddle
James D. Weddle
Managing Partner/Authorized Person/Attorney-in-Fact

Withdrawn General Partners:

Partner Name	Date Withdrawn as General Partner	Address 1 & 2	City, State & Zip
Lynette Diane McCloud	10/21/14	7215 Northmoor Drive	St. Louis, MO 63105
Christopher Francis Wallen	11/03/14	5637 W. Molly Lane	Phoenix, AZ 85083
Dino Joseph Goegan	11/03/14	5641 S. Wilson Drive	Chandler, AZ 85249
Jenifer L. Sutton	11/03/14	7607 Yale Court	Frederick, MD 21702
Matthew Daniel Collins	11/14/14	12727 Wynfield Pines Ct	Des Peres, MO 63131

Admitted General Partners:

Partner Name	Date Admitted as General Partner	Address 1 & 2	City, State & Zip
Lynette D. McCloud Revocable Trust	10/21/14	12555 Manchester Road	St. Louis, MO 63131
The Christopher F. and Martha M. Wallen Living Trust	11/03/14	12555 Manchester Road	St. Louis, MO 63131
Goegan Family Trust	11/03/14	12555 Manchester Road	St. Louis, MO 63131
Jenifer L. Sutton Revocable Living Trust	11/03/14	12555 Manchester Road	St. Louis, MO 63131
Matthew D. Collins Revocable Living Trust	11/14/14	12555 Manchester Road	St. Louis, MO 63131